UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Ikonics Corporation

(Name of Issuer)

Common Stock, $0. 10 par value

(Title of Class of Securities)

45172K102

(CUSIP Number)

Milton C, Ault III

DPW Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 5, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45172K102

1	NAME OF REPORTING PERSONS DPW Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 140,719
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 140,719
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,719 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 45172K102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.10 par value (the “Shares”), of Ikonics Corporation, a Minnesota corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4832 Grand Avenue, Duluth, Minnesota 55807.

Item 2.	Identity and Background.

(a)       This statement is filed on behalf of DPW Holdings, Inc. (the “Reporting Person” or “DPW”).

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Reporting Person. To the best of the Reporting Person’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(a)       The Reporting Person’s principal business address is 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

(b)       The Reporting Person is a diversified holding company that owns operating subsidiaries and divisions engaged in a number of diversified business operations including the defense, aerospace, commercial, health/medical, finance and commercial lending sectors. DPW’s largest subsidiary is Gresham Worldwide, which provides advanced bespoke military and commercial applications.

(c)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Neither the Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is incorporated under the laws of Delaware. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Person were purchased with working capital in open market purchases.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Person may endeavor to increase or, eventually, decrease its position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

CUSIP No. 45172K102

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing its intention with respect to any and all matters referred to in Item 4. The Reporting Person previously contacted members of management of the Issuer to discuss on a preliminary and informal basis the possibility of entering into a potential business combination or similar transaction between the Reporting Person and the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 1,976,354 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

(a)	As of the close of business on January 15, 2021, the Reporting Person directly beneficially owned 140,719 Shares.

Percentage: Approximately 7.12%

(b)	1. Sole power to vote or direct vote: 140,719
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 140,719
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by its wholly owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Digital Power Lending, a wholly owned subsidiary of the Reporting Person, engaged in the following transactions in the Shares since December 2, 2020:

Date	Transaction	Quantity	Weighted Average Price
12/02/2020	Buy	5,993	$5.49
12/03/2020	Buy	4,007	$5.6
12/04/2020	Buy	10,000	$5.98
12/11/2020	Buy	2,179	$6.05
12/14/2020	Buy	500	$6.12
12/15/2020	Buy	6,000	$6.02
12/16/2020	Buy	8,496	$6.31
12/17/2020	Buy	7,098	$6.52
12/18/2020	Buy	642	$6.52
12/21/2020	Buy	1,654	$6.47
12/22/2020	Buy	1,000	$6.4

CUSIP No. 45172K102

12/24/2020	Buy	223	$6.52
12/28/2020	Buy	2,849	$6.74
12/29/2020	Buy	4,475	$7.04
12/30/2020	Buy	31,000	$9.67
12/31/2020	Buy	4,144	$9.94
1/04/2021	Buy	6,101	$9.06
1/05/2021	Buy	3,939	$9.78
1/06/2021	Buy	8,600	$9.49
1/07/2021	Buy	5,168	$9.96
1/11/2021	Buy	893	$9.48
1/13/2021	Buy	25,758	$10.71

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between or among the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 45172K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    January 14, 2021

DPW HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Chief Executive Officer

CUSIP No. 45172K102

SCHEDULE A

Directors and Officers of DPW Holdings, Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Milton C. Ault, III Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of DPW Holdings, Inc.	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
William B. Horne President and Director	President of DPW Holdings, Inc.	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Henry Nisser Executive Vice President, General Counsel and Director	Executive Vice President and General Counsel of DPW Holdings, Inc.	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Sweden
Howard Ash Independent Director	Chairman of Claridge Management	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jodi Brichan Independent Director	Independent Consultant	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Jeffrey A. Bentz Independent Director	President of North Star Terminal & Stevedore Company	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Robert O. Smith Independent Director	Independent Executive Consultant	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA
Moti Rosenberg Independent Director	Independent Consultant	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	Israel
Kenneth Cragun Chief Financial Officer	Chief Financial of DPW Holdings, Inc.	c/o DPW Holdings, Inc. 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141	USA